August 13, 2008
Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Preliminary Information Statement on Schedule 14C of AXA Premier VIP Trust (File No. 811-10509)

Dear Mr. Oh:

On behalf of AXA Premier VIP Trust (“Trust”), set forth below are the comments that you provided on July 31, 2008, regarding the preliminary information statement on Schedule 14C (“Information Statement”) filed by the Trust with the Securities and Exchange Commission (“SEC”) on July 22, 2008, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the definitive Information Statement, as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Information Statement.

1.	Factors Considered by the Board

(a)	Confirm that conclusions as to each of the factors enumerated have been provided. See Instruction 1 to Item 22(c)(11).

The Trust has revised the relevant disclosure and believes that the conclusions disclosed relate to each of the factors enumerated in Item 22(c)(11).

(b)

Confirm that the disclosure addresses all of the factors enumerated in Item 22(c)(11). If applicable, disclose whether any of these factors were not relevant and disclose why. See Instruction 2 to Item 22(c)(11).

The Trust has revised the relevant disclosure and believes that it addresses all of the factors enumerated in Item 22(c)(11).

Sonny Oh

August 13, 2008

2.	Information regarding the New Advisers

(a)	For each Adviser, disclose whether the advisory fee schedule is higher or lower than the fee schedule for the former Adviser and, if applicable, provide the disclosure required by Item 22(c)(9).

The Trust has made the requested change.

(b)

In the third paragraph under the heading for each Adviser, revise the second sentence to state that the list of individuals identified also includes the Adviser’s principal executive officers. See Item 22(c)(2).

The Trust has made the requested change.

3.	Miscellaneous

Provide “Tandy” representations in the form of an EDGAR correspondence relating to the Information Statement.

The Trust has provided a Tandy Letter in connection with the definitive filing.

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Should you have any further comments on these matters, or any questions, please contact Armando (Dino) Capasso of AXA Equitable Life Insurance Company at (212) 314-2707, Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,
/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.

Armando Capasso, Esq.

AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.

Andrea Ottomanelli Magovern, Esq.

K&L Gates LLP